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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A
                                 AMENDMENT NO.1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       THE GOODYEAR TIRE & RUBBER COMPANY
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             (Exact Name of Registrant as Specified in Its Charter)

             OHIO                                           34-0253240
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(State of Incorporation or Organization)               (I.R.S. Employer
                                                       Identification No.)

     1144 East Market Street, Akron, Ohio                   44316-0001
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  (Address of Principal Executive Offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                     Name of Each Exchange on Which
         to be So Registered                     Each Class is to be Registered
-----------------------------------------        -------------------------------

Preferred Stock Purchase Rights                  New York Stock Exchange
                                                 Chicago Stock Exchange
                                                 Pacific Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
__________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)
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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Item 1 of the Form 8-A is hereby amended in its entirety as follows:

         On June 4, 1996, the Board of Directors of THE GOODYEAR TIRE & RUBBER COMPANY (the "Company") declared a dividend distribution of one right (the "Rights") for each outstanding share of Common Stock, without par value, of the Company (the "Common Stock"). The distribution is payable on July 29, 1996 to the shareholders of record on July 29, 1996. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series B Preferred Stock, without par value, of the Company (the "Preferred Stock") (or in some circumstances, Common Stock, other securities, cash or other property as summarized below) at a price of $250.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of April 15, 2002 (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., Rights Agent ("EquiServe" or the "Rights Agent"). EquiServe was appointed as successor rights agent to First Chicago Trust Company of New York on November 1, 2001.

         Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more (20% or more in certain limited circumstances involving qualified institutions) of the outstanding shares of the Common Stock (an "Acquiring Person") or (ii) the close of business on the tenth business day following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer by any person or group if, upon consummation thereof, such person or group would be an Acquiring Person (the earlier of such dates herein referred to as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of July 29, 1996, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after July 29, 1996 upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificate will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on July 29, 2006, unless earlier redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Upon the occurrence of certain events described below, the holder of the Rights will (subject to certain exceptions) be entitled to exercise the Rights for shares of the Common Stock or common stock of another person in lieu of shares of


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Preferred Stock.

         The Purchase Price payable, and the number of shares of Preferred Stock (or Common Stock, other securities, cash or other property, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractional shares which are integral multiples of one one-hundredth of a Preferred Share) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

         In the event that any person (including a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and excluding certain persons specified in the Rights Agreement), alone or together with its affiliates and associates, becomes the beneficial owner of 15% or more (20% or more in certain limited circumstances involving qualified institutions) of the outstanding shares of the Common Stock of the Company (i.e., an Acquiring Person), proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by an Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company or any combination thereof and Common Stock) having a market value of two times the Purchase Price.

         In the event that after any person has become an Acquiring Person the Company merges with or into any other entity or person and the Company is not the surviving corporation or is the surviving corporation in a merger or other business combination transaction but its Common Stock is changed or exchanged, or 50% or more of the Company's assets or earning power are sold or otherwise transferred, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by an Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the Acquiring Person which at the time of such transaction would have a market value of two times the Purchase Price.

         In the event that at any time any person shall be an Acquiring Person on or after the Distribution Date and before an Acquiring Person becomes the beneficial owner of 50% or more of the then outstanding shares of the Common Stock, the Company, at its option by action of its Board of Directors and a majority of the Independent Directors (as defined in the Rights Agreement), may exchange all or part of the then outstanding and exercisable Rights (but in no event Rights which are or were held by any Acquiring Person) for shares of the Common Stock at an exchange ratio of one share of Common Stock per Right (or, in certain circumstances, Preferred Stock, cash, property, or other securities of the Company, or any combination thereof, having a market value equal to the then current market price of a share of Common Stock), subject to adjustment. Immediately upon the action of the Board of Directors ordering the exchange of any Rights, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights


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will be to receive the appropriate number of shares of Common Stock (or other consideration) in exchange for the Rights. Any partial exchange shall be made pro rata based on the number of Rights (other than Rights which have become void) held by each holder of Rights. The Company will give notice of any exchange to all holders of the Rights affected by mail at their last addresses as they appear on the registry books.

         At any time prior to 5:00 P.M. Akron time on the earlier of (i) July 29, 2006 or (ii) the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more (20% or more in certain limited circumstances involving qualified institutions) of the outstanding shares of the Common Stock of the Company (the "Shares Acquisition Date"), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), provided that if such redemption occurs on or after the Shares Acquisition Date or under certain other circumstances the Board of Directors shall be entitled to so redeem the Rights only if such redemption is approved by a majority of the Independent Directors. The Redemption Price may be paid in cash, shares of Common Stock or other securities or property. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price. The Company will give notice by mail of any redemption to the holders of the then outstanding Right, which notice will state the method by which payment of the Redemption Price will be made.

         Prior to the earlier of the Distribution Date or the Shares Acquisition Date, subject to certain exceptions, the Company may from time to time supplement or amend the Rights Agreement without the approval of any holders of the Rights. Thereafter, the Company may from time to time supplement or amend the Rights Agreement without the approval of the holders of the Rights in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to lengthen the time period during which the Rights may be redeemed following the Shares Acquisition Date (for up to twenty business days, provided such additional period is approved by a majority of the Independent Directors), or to change or supplement the provisions of the Rights Agreement in any manner which the Company may deem necessary or desirable (if such change or supplement is approved by a majority of the Independent Directors) and does not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). From and after the Distribution Date, there shall be no changes in the Redemption Price, the Final Expiration Date, the Purchase Price or the number of one one-hundredths of a share of Preferred Stock for which a Right is then exercisable.

         Each outstanding share of the Common Stock on July 29, 1996 received one Right. Since July 29, 1996 and until the earlier of the Distribution Date or July 29, 2006, the Company has issued, and will continue to issue, one Right with each additional share of Common Stock issued and outstanding so that all outstanding shares of Common Stock have attached Rights. The Company has reserved 7,000,000 shares of the Preferred Stock for issuance upon exercise of the Rights.


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         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Independent Directors or without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with a merger or other business combination transaction approved by the Independent Directors prior to the existence of an Acquiring Person, because the Rights can be redeemed before the consummation of such transaction.

         A copy of the Rights Agreement, specifying the terms of the Rights, is attached hereto as Exhibit 2 and was filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. The foregoing summary description of the Rights does not purport to be complete, and is qualified by reference to the Rights Agreement, which is incorporated herein by reference. Copies of the Rights Agreement are available free of charge from the Company.


ITEM 2.  EXHIBITS

         Item 2 of the Form 8-A is hereby amended in its entirety as follows:

          1 Rights Agreement, dated as of June 4, 1996, between The Goodyear Tire & Rubber Company and First Chicago Trust Company of New York, Rights Agent, which includes at Exhibit B thereto the form of Right Certificate.

          2 Amended and Restated Rights Agreement, dated as of April 15, 2002, between The Goodyear Tire & Rubber Company and EquiServe Trust Company, N.A., Rights Agent, which includes at Exhibit B thereto the form of Right Certificate.


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                                    SIGNATURE

         Pursuant to the Requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  THE GOODYEAR TIRE & RUBBER COMPANY


Date:  May 2, 2002                By: /s/ C. Thomas Harvie
                                     -------------------------------------
                                     C. Thomas Harvie, Senior Vice President



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                                  EXHIBIT INDEX


NUMBER              DESCRIPTION
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1*                  Rights Agreement, dated as of June 4, 1996, between The
                    Goodyear Tire & Rubber Company and First Chicago Trust
                    Company of New York, Rights Agent, which includes at Exhibit
                    B thereto the form of Right Certificate.

2 Amended and Restated Rights Agreement, dated as of April 15, 2002, between The Goodyear Tire & Rubber Company and EquiServe Trust Company, N.A., Rights Agent, which includes at Exhibit B thereto the form of Right Certificate.


*Previously filed



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